                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                  General Form For Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                or 12 (G) of the Securities Exchange Act of 1934


                              WOLFPACK CORPORATION
              --------------------------------------------------
                (Name of Small Business Issuer in Its Charter)


               Delaware                                      56-2086188
     -------------------------------                      ----------------
     (State of Other Jurisdiction of                      (I.R.S. Employer
     Incorporation or Organization)                      Identification No.)


          17 Glenwood Avenue,
     Raleigh, North Carolina                                   27603
  ----------------------------------------                ----------------
  (Address of Principal Executive Offices)                   (Zip Code)



                                (919) 831-1351
             ----------------------------------------------------
             (Registrant's Telephone Number, Including Area Code)


       Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                Name of Each Exchange on Which
          to be so Registered                 Each Class is to be Registered
          -------------------                -------------------------------

               NONE                                      NONE
       -----------------------                   ----------------------


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.001 per share
                  -------------------------------------------
                               (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

     (a)  Business Development.

          Wolfpack Corporation, a Delaware corporation (the "Company"), was formed on March 16, 1998 to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law ("DGCL"). On May 14, 1998, the Company formed Wolfpack Subsidiary Corp., a Delaware corporation and a wholly-owned subsidiary of the Company (the "Subsidiary"), in order to effectuate and complete acquisitions of AAM Investment Council, Inc. ("AAM") and Dina Porter, Inc. ("Dina Porter"). (Unless expressly stated otherwise, all references to the Company hereinafter shall be deemed to include the Subsidiary. The acquisition of AAM hereinafter shall be referred to as the "AAM Acquisition" and the acquisition of Dina Porter hereinafter shall be referred to as the "Dina Porter Acquisition." Together the AAM Acquisition and the Dina Porter acquisition hereinafter shall be referred to as the "Acquisitions")

          On January 4, 1999, the Company and the Subsidiary entered into two acquisition agreements, one with AAM (the "AAM Acquisition Agreement") and the other with Dina Porter (the "Dina Porter Acquisition Agreement") (collectively the "Acquisition Agreements"). Under the terms of the Acquisition Agreements, the Company (i) acquired all of the issued and outstanding stock of AAM from the AAM shareholders in exchange for 1,000,000 shares of the Common Stock of the Company, and (ii) acquired all of the issued and outstanding shares of stock of Dina Porter from the Dina Porter shareholders in exchange for 1,000,000 shares of the Company's common stock, par value $.001(the "Common Stock"). The shares of Common Stock issued to the shareholders of AAM and Dina Porter were issued pursuant to an exemption from the registration requirements of the
     Securities Act pursuant to Section 4(2).   As a result of the Acquisition,
     AAM, which was formed under Pennsylvania law on February 15, 1990, and Dina Porter, which was formed under North Carolina law on May 8, 1998 became the wholly-owned subsidiaries of the Company.

     (b)  Business of the Issuer.

     (1)  Principal Products or Services and their Markets.

     (i)  The Company.
          -----------

          The Company is a holding company, the principal assets of which consist of the capital stock of each of AAM and Dina Porter. The Company conducts no business on its own independent of AAM and Dina Porter.

     (ii) AAM
          ---

          The business in which AAM will engage is the provision of investment advisory services. Among the services that AAM has offered since its formation by prior management in 1990 has been portfolio management designed to achieve unique investment objectives. AAM acts as a financial adviser to select companies in order to: (i) provide financial advice and consulting on an everyday basis according to a company's needs; (ii) analyze certain historical and pro forma financial information pertaining to the operation of a company; (iii) perform due diligence on a company, its industry, markets and operations as well as on the principals involved to the extent that AAM deems prudent; (iv) assist in the preparation of financial pro formas or other presentation documents to the extent requested by a client to assist in the structuring, negotiation, documentation and placement of financing; (v) use its best efforts to identify and contact qualified private, institutional and industry investors or their representatives regarding the financing and to make introductions regarding the same; (vi) under the direction of a client, advise and assist in the negotiations and structuring of such financing with potential investors; and (vii) assist in the closing of the financing with the potential investors.

          To date, AAM's investment advisory services have been limited. AAM is not registered with the Securities and Exchange Commission (the "SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") due to the exemption from such registration for investment advisers who have fewer than 15 clients in a twelve month period. The Company intends to expand AAM's investment advisory business and will register as an investment adviser under the Advisers Act, when it is required to do so.

     (ii) Dina Porter

          The business in which Dina Porter will engage is the operation of a retail store which specializes in contemporary clothing, jewelry and fine crafts. Dina Porter specializes in contemporary clothing for women ranging from sizes XS to 3X and in fine gifts. Dina Porter carries clothing, gifts and crafts that are "Made in America". The clothing is unconstructed, offering maximum comfort, and is easy to care for, while using top fabrics such as linen, silk and chiffon. Dina Porter carries casual to wedding attire and certain lines can be custom ordered. Dina Porter carries over 100 lines of clothing, but only carries two or three items per style.

          In addition to clothing, Dina Porter carries a wide selection of accessories including scarves, hats, purses and limited edition jewelry. The scarves that Dina Porter carries are usually one-of-a-kind, hand painted silk. The jewelry carried consists of gold, silver, metal and modern art pieces. For fine gifts, Dina Porter offers table pieces of hand blown glass, clocks, hand-thrown pottery, perfume bottles, picture frames and kaleidoscopes. Dina Porter does carry one line of gifts that is an exception to the "Made in America" rule. That line is Halcyon Days, the English Battersea Boxes that are considered to be highly desirable as collectibles. Dina Porter provides a unique service by customizing the inside of these boxes.

          Dina Porter has conducted this line of business since its inception by former management in 1983 as a sole proprietorship and as a corporation in 1998. The Company plans to build Dina Porter's retail merchandising business by opening additional stores in the same geographic area and in other locations in North Carolina.

     (2)  Distribution Methods of the Products or Services.

          Prior to the AAM Acquisition, AAM's investment advisory services have been limited. AAM targeted only select clients via word of mouth and had fewer than 15 clients in a twelve month period. The Company intends to focus its efforts on enlarging its client base. Presently, AAM has, on the average 3 to 4 clients per year. Prior to the Dina Porter Acquisition, former management relied on local and Internet advertising, as well as "word of mouth". The Company seeks to expand the business of AAM and Dina Porter by increasing sales and marketing efforts to attain significant penetration into targeted areas.

          As most aspects of AAM's business will be dependent on highly skilled and experienced individuals, AAM will devote considerable efforts to recruiting and compensating such individuals and to providing incentives to encourage them to remain with AAM. Further, approximately sixteen and one-half (16.5%) percent of the proceeds derived from the March 26, 1999 private placement of the Company's common stock (the "Offering") have been targeted for sales and marketing efforts and approximately fifty-eight (58%) percent of the $271,500 raised by the Offering have been targeted for the acquisition and expansion of AAM and Dina Porter.

     (3)  Status of any publicly announced new product or service.

          There have been no publicly announced new products or services by the Company, AAM or Dina Porter.

     (4) Competitive Business Conditions and the Company's Competitive Position in the Industry and Methods of Competition.

     (i)   The Company.
           -----------

           The Company is not aware of any competition that it may have from other holding companies. However, AAM and Dina Porter do have significant competition in their respective industries.

     (ii)  AAM.
           ---

           AAM will encounter intense competition in all aspects of its business and will compete directly with many full service securities firms, a significant number of which (x) offer their customers a broader range of financial service including investment advisory services, (y) have substantially greater resources and (z) may have greater operating efficiencies. In addition, a number of firms offer investment advisory services which are incidental to their other services and do not charge any commission for this type of service. Moreover, there is substantial commission discounting by full-service broker-dealers competing for institutional and individual brokerage business. The possible increase of this discounting could adversely affect AAM.

           Other financial institutions, notably commercial banks and savings and loan associations, offer customers some of the services and products presently provided by investment advisers and securities firms. In addition, certain large corporations and banks have entered the securities industry by acquiring securities firms, which offer investment advice. While it is not possible to predict the type and extent of competitive services which banks and other institutions ultimately may offer to customers, AAM may be adversely affected to the extent those services are offered on a large scale.

     (iii) Dina Porter.
           -----------

           The specialty retail industry is highly competitive and fragmented. Dina Porter competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. Dina Porter competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value. Dina Porter competes for quality merchandise and assortment principally based on relationships with designer resources and purchasing power. Most of Dina Porter's competitors are larger and have greater financial resources than the Company. Certain of Dina Porter's merchandise resources have established competing free-standing retail stores in the same vicinity as Dina Porter.

     (5) Sources and Availability of Raw Materials and the Names of Principal Suppliers.

          None of the Company, AAM nor Dina Porter utilizes raw materials in its respective business. The closest comparison to the utilization of raw materials is the reliance by Dina Porter on designers of quality and fashionable merchandise. The Company has no guaranteed supply arrangements with its principal merchandising sources. The Company's success is dependent in part upon initiating and maintaining strong relationships with designers and that such designers will continue to meet Dina Porter's quality, style and volume requirements.

     (6)  Dependence on one or a few major customers.

          Neither the Company nor Dina Porter depends on one or a few major customers. AAM, historically, has targeted only selected companies and has fewer than 15 clients in a twelve month period. At present AAM has 4 clients. The loss of 2 clients could have a material adverse effect on its business. However, the Company has targeted the build-up of the AAM client base as part of its business plan.

     (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

          None.

     (8)  Need for any Government Approval of Principal Products or Services.

     (i)  The Company.
          -----------

          The Company is a holding company and does not need any Government approval of any principal products or services. It may be noted that effectiveness of this Form 10-SB and approval of Form 211 as filed with the NASD are prerequisites of the Company's common stock being quoted on the National Association of Securities Dealers Over The Counter Bulletin Board (the "Bulletin Board").

     (ii) AAM
          ---

          AAM is not presently awaiting any governmental approval for its services. Note that AAM is not registered with the SEC as an investment adviser under the Advisers Act due to the exemption from such registration for investment advisers who have fewer than 15 clients in a twelve month period. The Company intends to expand AAM's investment advisory business and will register as an investment adviser under the Advisers Act, when it is required to do so.

     (iii)  Dina Porter
            -----------

            Dina Porter does not need any Government approval of any principal products or services. It may be noted that a facility's operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Some of Dina Porter's personnel may be paid at rates based on the federal minimum wage. As a result, increases in the minimum wage may result in an increase in the Company's labor costs.

     (9)    Effect of Existing or Probable Governmental Regulations on the
            Business.

            The business of AAM, the investment advisory industry and securities industry generally, are subject to extensive regulation at both the federal and state levels. Failure to comply with any of these laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon AAM as well as the Company. As previously stated, increases in the minimum wage may result in an increase in the Dina Porter's as well as the Company's labor costs.

     (10) Estimate of the amount spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of such activities are borne directly by customers.

            Since the Company's inception in 1998, the Company has incurred no research and development expense. Neither Dina Porter nor AAM has incurred corporate research and development expense since the Company's acquisition of them in January 1999. It may noted that AAM incurs certain research expenses as a part of conducting its investment advisory services and passes these expenses along to its client. However, this type of daily activity is part of the very foundation of the service which AAM provides and should be differentiated from the research and development expenses incurred in overall technology or product development.

     (11) Costs and effects of compliance with environmental laws (federal, state and local).

            None of the Company, AAM nor Dina Porter is impacted directly by the costs and effects of compliance with environmental laws.

     (12)   Number of total employees and number of full time employees.

            As of the date of this filing, the Company had no full-time employees. As of the date of this filing, AAM had one (1) full-time employee and Dina Porter had nine (9) employees, two (2) of whom are full-time and seven (7) of which are part-time.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The Company was formed on March 16, 1998, under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the general corporation law of the State of Delaware. On May 14, 1998, the Company formed the Subsidiary, a Delaware corporation, in order to effectuate and complete the AAM Acquisition and the Dina Porter Acquisition, which such Acquisitions were consummated on January 4, 1999.

     The Company is a holding company, the principal assets of which consist of the capital stock of the Subsidiary. The Company conducts no business of its own independent of the Subsidiary. Accordingly, the Company will be dependent solely on the earnings and cash flows of the Subsidiary for dividends and distributions to meet its expenses and to pay any cash dividends or distributions to holders of the Common Stock (if and when they are authorized by the Board of Directors).

     The Subsidiary's principal assets consist of the capital stock of AAM and Dina Porter. AAM has no significant assets other than cash. Dina Porter has no significant assets other than inventory. The Subsidiary conducts no business on its own independent of AAM and Dina Porter. Accordingly, the Subsidiary will solely be dependent on the earnings and cash flows of AAM and Dina Porter for dividends and distributions to meet its expenses and to pay any cash dividends or distributions to holders of the Common Stock (if and when they are authorized by the Board of Directors). Failure of AAM and/or Dina Porter to generate operating profits and positive cash flow would have a material adverse effect on the financial condition of the Subsidiary and, therefore the Company.

     The Company's Audited Statement of Operations shows that for the period from inception (March 16, 1998) to January 4, 1999, the Company had revenues of $672,619, a gross profit of $267,079 and other income of $3,013. The resulting net income of the Company, for the period ended January 4, 1999, was $10,876. For the period ending January 4, 1999, the Company had current assets of $487,811. For the three months ended March 31, 1999, the Company had revenues of $139,185, a gross profit of $57,164 and other income of $909. For the three months ended March 31, 1999, the Company had current assets of $259,042. The Company believes it has funds sufficient to meet the Company's cash requirements for approximately the next 12 months and will be able to maintain profitability in its next year of operations. However, there can be no assurance that the Company will attain significant sales, will be able to contain expenses, or will be able to sustain itself through operations. In the event the Company cannot sustain itself through operations, the Company may need to raise additional capital in order to sustain itself and to fulfill its business plans. There are no assurances that such additional financing would be available to the Company
on satisfactory terms, if at  all.   Failure to obtain such financing would
materially slow or halt the Company's production and significantly impair its ability to implement its business plan.

     The Company has undertaken to grow its business by seeking strategic acquisitions of and/or strategic partnering with desirable operating entities. As a holding company, the Company is dependent upon the earnings and cash flows of its subsidiaries and as such the Company has undertaken to grow the business of AAM and Dina Porter. With respect to AAM, the Company intends to (i) add qualified professionals to its work force, (ii) target and market to favorably profiled companies, and (iii) ultimately grow its client base. With respect to Dina Porter, it intends to broaden its retail footprint in the state of North Carolina. Over time, Dina Porter intends to open stores in Chapel Hill, Greensboro, Charlotte, and Ashville. It is expected that the future locations will be between 2,000 and 5,000 square feet and will carry similar merchandise to the already existing Raleigh location.

     Known trends, events or uncertainties that could be reasonably likely to have a material adverse effect on the businesses of AAM and/or Dina Porter and may thereby materially impact the Company's short-term or long-term liquidity and/or net sales, revenues or income from continuing operations are:

     1.   As to AAM.

          A.   Fluctuating Securities Volume and Prices

               AAM (and the securities industry in general) will be directly affected by national and international economic and political conditions, broad trends in business and finance, the level and volatility of interest rates, changes in and uncertainty regarding tax laws and substantial fluctuations in the volume and price levels of securities transactions. AAM (and the securities industry in general) will be subject to other risks, including customer fraud, employee errors or misconduct and litigation. In addition, price fluctuations may cause losses on securities positions, which AAM recommends.

          B.   Competition from Securities Firms

               AAM will encounter intense competition in all aspects of its business and will compete directly with many full services securities firms, a significant number of which offer their customers a broader range of financial services including investment advisory services, have substantially greater resources and may have greater operating efficiencies. In addition, a number of firms offer investment advisory services which are incidental to their other services and do not charge any commission for this type of service. Moreover, there is substantial commission discounting by full-service broker-dealers competing for institutional and individual brokerage business. The possible increase of this discounting could adversely affect AAM.

          C.   Competition from Banks

               Other financial institutions, notably commercial banks and savings and loan associations, offer customers some of the services and products presently provided by investment advisers and securities firms. In addition, certain large corporations and banks have entered the securities industry by acquiring securities firms, which offer investment advice. While it is not possible to predict the type and extent of competitive services which banks and other institutions ultimately may offer to customers, AAM may be adversely affected to the extent those services are offered on a large scale.

          D.   Potential Litigation

               Many aspects of AAM's business will involve substantial risks of liability, including exposure to substantial liability under federal and state securities laws in connection with the suitability of the advice given to clients and the risk of liability arising out of the activities of its employees. AAM may not be able to maintain an errors and omissions insurance policy insuring it against these risks. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages.

          E.   Personnel

               Most aspects of AAM's business will be dependent on highly skilled and experienced individuals. AAM will devote considerable efforts to recruiting and compensating those individuals and to providing incentives to encourage them to remain with it. Individuals associated with AAM may in the future leave it at any time to pursue other opportunities. An inability of AAM to continue to treat certain personnel as independent contractors rather than employees would be disadvantageous to the personnel and could have an adverse impact on AAM's ability to attract and retain those personnel.

          F.   Regulation

               AAM's business, the investment advisory industry and securities industry generally, are subject to extensive regulation at both the federal and state levels. Failure to comply with any of these laws, rules or regulations could result in fines, suspension or expulsion, which could have a material adverse effect upon the Company.

     2.   Risk Factors Relating to Dina Porter

          A.   Sensitivity To Economic Conditions and Consumer Confidence

               The specialty retail industry is highly dependent upon the level of consumer spending, particularly among affluent customers, and may be adversely affected by an economic downturn, increases in consumer debt levels, uncertainties regarding future economic prospects, or a decline in consumer confidence. An economic downturn in the areas in which Dina Porter is located, could have a material adverse effect on Dina Porter's business and results of operations, and thereby effect the Company.

          B.   Changing Consumer Preferences

               Dina Porter's success depends in substantial part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although Dina Porter attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any failure by Dina Porter to identify and respond to such trends could have a material adverse effect on Dina Porter's business and results of operations.

          C.   Dependence on Designer Resources

               Because Dina Porter offers high end apparel, the Company's success is dependent in part upon initiating and maintaining strong relationships with designers. The Company has no guaranteed supply arrangements with its principal merchandising sources. Accordingly, there can be no assurance that such sources will continue to meet Dina Porter's quality, style and volume requirements. The inability of Dina Porter to obtain quality and fashionable merchandise in a timely fashion could have a material adverse effect on Dina Porter's business and results of operations.

          D. Seasonality; Fluctuation in Quarterly Results

                    The specialty retail industry is seasonal in nature, with a disproportionately high level of sales and earnings typically generated in the fall and holiday selling seasons. Working capital requirements and inventory fluctuate during the year, increasing substantially in the first quarter in anticipation of the holiday selling season. If actual sales for a quarter do not meet or exceed projected sales for that quarter, expenditures and inventory levels could be disproportionately high for such quarter and Dina Porter's cash flow and earnings for that quarter and future quarters could be adversely affected.

          E.   Competition

               The specialty retail industry is highly competitive and fragmented. Dina Porter competes with large specialty retailers, traditional and better department stores, national apparel chains, designer boutiques, individual specialty apparel stores and direct marketing firms. Dina Porter competes for customers principally on the basis of quality, assortment and presentation of merchandise, customer service, store ambience, sales and marketing programs and value. Dina Porter competes for quality merchandise and assortment principally based on relationships with designer resources and purchasing power. Most of Dina Porter's competitors are larger and have greater financial resources than the Company.

     It should be noted that The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this Form 10-SB are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors that could affect the Company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein is the Company's ability to implement its business strategy successfully, which will be dependent on business, financial, and other factors beyond the Company's control, including, among others, prevailing changes in consumer preferences, availability of trained personnel and changes in regulations. There can be no assurance that the Company will continue to be successful in implementing its business strategy. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.


Item 3.   Description of Property.

          The Company, the Subsidiary and AAM maintain their executive and administrative offices at 17 Glenwood Avenue, Raleigh, North Carolina 27603. Dina Porter leases store space comprised of approximately 4,251 square feet in the Cameron Village Shopping Center, Daniels Street, Raleigh, North Carolina. The lease agreement for the premises is from a five year period from October 1, 1995 to September 30, 2000. As rent, Dina Porter presently pays the greater of
(i) the base minimum monthly rent of $4,989.33 or (ii) 6% of gross sales. In addition, Dina Porter pays its pro rata share of ad valorem property taxes on the premises, its pro rata portion of insurance and Cameron Village Merchants Association marketing fund dues.

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          (a)  Security Ownership of Certain Beneficial Owners.

          The following information relates to those persons known to the Company to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Company outstanding.

                                     Name and                             Amount and
   Title of                         Address of                             Nature of             Percentage
     Class                       Beneficial Owner                    Beneficial Ownership         of Class*
  ----------                     ----------------                    ---------------------       -----------
 Common Stock, par               Peter L. Coker                      500,000 shares/(1)/              10.6%
   value $.001 per share         1305 Slatestone Court
                                 Raleigh, North Carolina 27603       Direct

 Common Stock, par               Susan H. Coker.                     1,500,000 shares/(1)/
   value $.001 per share         1305 Slatestone Court
                                 Raleigh, North Carolina 27603       Direct                           31.81%

___________________________
*  Based on 4,715,000 shares issued and outstanding.

/(1)/Mr. and Mrs. Coker own 500,000 shares of stock as tenants by the entirety.


     (b) Security Ownership of Management.

     The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

                                     Name and                             Amount and
       Title of                     Address of                             Nature of              Percentage
        Class                     Beneficial Owner                   Beneficial Ownership          of Class*
       --------                   ----------------                   --------------------        -----------
 Common Stock, par                Peter L. Coker                     500,000 shares/(1)/             10.6%
   value $.001 per share          1305 Slatestone Court
                                  Raleigh, North Carolina 27603      Direct

 Common Stock, par                Susan H. Coker.                    1,500,000 shares/(1)/
   value $.001 per share          1305 Slatestone Court
                                  Raleigh, North Carolina 27603      Direct                          31.81%

______________________
*    Based on 4,715,000 shares issued and outstanding.
/(1)/Mr. and Mrs. Coker own 500,000 shares of stock as tenants by the entirety.


Item 5.   Directors, Executive Officers, Promoters and Control Persons.

     (a)  Directors and Executive Officers.

          The Directors and Executive Officers of the Company are as follows. Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board.

          Peter L. Coker, Sr., President, Treasurer and Director

          Mr. Coker, age 56, has held the offices of President and Treasurer, and has been a Director of the Company and Subsidiary since inception. Mr. Coker has been a Partner and Senior Managing Director of Capital Investment Partners, an investment banking firm located in Raleigh, North Carolina since June of 1996. Since November of 1979, He has also served as President, Director and shareholder of American Asset Management, Inc., an investment advisory firm located in New York, New York. Mr. Coker founded American Asset Management, Inc. in 1978. Mr. Coker has served as President and Assistant Secretary of AAM since in was formed in February 1990. Mr. Coker is also a Director of Dina
          Porter, Inc..   Mr. Coker is currently a member of the Board of
          Directors of the following companies: Leading Edge Packaging, Inc. ("LEPI"), Remote Source Lighting International, Inc.,

          Nations Page, Inc., Centennial Venture Partners, LLC, Persimmon IT, Bear Rock Foods, Inc., and North Carolina State University Foundation. Mr. Coker is also a member of the New York Society of Security Analysts.

          Susan H. Coker, Secretary and Director

          Mrs. Coker, age 56, has held the office of Secretary has been a Director of the Company and Subsidiary since inception. Mrs. Coker has been the President and a Director of Dina Porter, Inc. since it was organized in May 1998. Since February 1990, Mrs. Coker has served as Secretary and Treasurer and as sole Director of AAM. From September 1983 to December 1998, Mrs. Coker was the sole proprietor of Dina Porter, a clothing and gift store. Since May 1998, Mrs. Coker has held the office of President and has served as a Director of Dina Porter, Inc.

          Ira A. Hunt, Director

          Mr. Hunt, age 74, has served as a director of the Company since September 1, 1998. Mr. Hunt has been self-employed as a management consultant since 1993. Mr. Hunt has served on the board of directors of Data Measurement Corp., Information Resources Engineering, American Multipleyer Corp., and Card Guard International, all public companies. Mr. Hunt received a B.S. in 1945 from the U.S. Military Academy, an MBA in 1958 from the University of Detroit, an MS in 1950 from the Massachusetts Institute of Technology, a Doctor of Business Administration in 1964 from George Washington University and a Doctor of University in 1954 from the University of Grenoble, France.

     (b)  Significant Employees.

          The participation of Peter L. Coker and Susan Coker in AAM and Dina Porter, respectively is significant to the success of each of AAM and Dina Porter as well as to the Company. The Company presently does not have an employment agreement with either of Peter Coker and Susan Coker.

     (c)  Family Relationships.

          Peter L. Coker, Sr. and Susan H. Coker are married to each other.

     (d)  Involvement In Certain Legal Proceedings.

     None of the directors or officers of the Company, the Subsidiary, AAM and Dina Porter (I) have had any bankruptcy petitions filed by or against them, (ii) have been convicted in a criminal proceeding or been subject to a pending criminal proceeding, (iii) have been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; nor (iv) have been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6.   Executive Compensation.

     None of the Company, the Subsidiary, AAM nor Dina Porter have commenced paying Susan Coker or Peter Coker any salary or fees.

Item 7.   Certain Relationships and Related Transactions.

     (a) Transactions where Key Company Members have a direct or indirect material interest.

          On January 4, 1999, the Company and the Subsidiary entered into the AAM Acquisition Agreement and the Dina Porter Acquisition Agreement. The terms of the Acquisition Agreements are identical in most respects. Under the terms of the Acquisition Agreements, the Company acquired all the issued and outstanding stock of AAM from the shareholders of AAM in exchange for 1,000,000 shares of the Common Stock of the Company, and acquired all the issued and outstanding shares of stock of Dina Porter from its shareholders in exchange for 1,000,000 shares of the Common Stock of the Company. The shares of Common Stock issued to the shareholders of AAM and Dina Porter were issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 4(2).

     (b)  Transactions with Promoters.

          None.

Item 8.   Description of Securities.

     (a)  Common Stock

          The Company is authorized to issue up to 25,000,000 shares of common stock, par value $.001 per share ("Common Stock"), of which 4,715,000 shares are outstanding on the date hereof. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors.

          Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor, and upon the liquidation, dissolution, or winding up of the Company, to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

     (b)  Preferred Stock

          The Company is authorized to issue up to 5,000,000 shares of "blank check" preferred stock, par value $.001 per share ("Preferred Stock"), none of which are outstanding on the date hereof. The Board of Directors of the Company has to date not established the rights and preferences of the Company's Preferred Stock.

                                   PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a)  Market Information.

          There is no public trading market on which the Company's common stock is traded. The Company will file a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quote of the Company's Common Stock on the Bulletin Board. The Company's Common Stock may trade on the Bulletin Board under the symbol "WOLF", if available. The Common Stock held by Peter Coker and Susan Coker can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, after satisfying all holding periods and other requirements imposed by this rule.

     (b)  Holders.

          There are approximately fifty-four (54) record holders of common equity.

     (c)  Dividends.

          As of the date hereof, no cash dividends have been declared on the
     Common Stock.   Subject to the prior rights of any series of preferred
     stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. Under the DGCL, the Company may only pay dividends out of capital and surplus, or out of certain enumerated retained earnings, as those terms are defined in the DGCL. The payment of dividends on its common stock is, therefore, subject to the availability of capital and surplus or retained earnings as provided in the DGCL.

Item 2.   Legal Proceedings.

          None of the Company, AAM nor Dina Porter is party to any pending legal proceeding, nor is its property the subject of any pending legal proceeding that is not routine litigation that is incidental to its business. It may be noted that many aspects of AAM's business will involve substantial risks of liability, including exposure to substantial liability under federal and state securities laws in connection with the suitability of the advice given to clients and the risk of liability arising out of the activities of its employees. AAM may not be able to maintain an errors and omissions insurance policy insuring it against these risks. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

          None.

Item 4.   Recent Sales of Unregistered Securities.

          In May 1998, the Company issued an aggregate of 2,000,000/(1) / to its founders, Peter L. Coker, Sr. and Susan H. Coker in connection with the organization and early development stage of the Company, as follows: Peter L. Coker, Sr. was issued 500,000/(1)/, Susan H. Coker was 1,500,000/(1)/ shares.
In consideration for said shares, the founders paid an aggregate of $283,165, consisting of $2,000 for shares purchased and $281,165 as additional paid-in-capital. In April 1999, the Company issued to Kaplan Gottbetter & Levenson, LLP, 50,000 shares of the common stock in consideration for legal services valued at $5,000 or $.10 per share.

_________________________
(1)  Mr. And Mrs. Coker own 500,000 shares of stock as tenants by the entirety.


          On January 4, 1999, the Company and the Subsidiary entered into two acquisition agreements, one with AAM (the "AAM Acquisition Agreement") and the other with Dina Porter (the "Dina Porter Acquisition Agreement") (collectively the Acquisition Agreements"). The terms of the Acquisition Agreements are identical in most respects. Under the terms of the Acquisition Agreements, the Company acquired all the issued and outstanding stock of AAM from the shareholders of AAM in exchange for 1,000,000 shares of the Common Stock of the Company, and acquired all the issued and outstanding shares of stock of Dina Porter from its shareholders in exchange for 1,000,000 shares of the Common Stock of the Company. The shares of Common Stock issued to the shareholders of AAM and Dina Porter were issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 4(2).

          In March 1999, the Company sold 2,715,000 shares of its common stock, at a price of $0.10 per share, aggregating $271,500, pursuant to Rule 504 of Regulation D promulgated under the Act.

Item 5.   Indemnification of Directors and Officers.

          The Company's Certificate of Incorporation contains provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.

                                   Part F/S

     Financial Statements.

     The Company's Audited Financial Statements as of January 4, 1999 appear on pages F-1 to F-12 of this Form 10-SB. All such financial statements are incorporated by reference herein by reference thereto.

                               THOMAS P. MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                             208 LEXINGTON AVENUE
                          PATERSON, NEW JERSEY 07502
                                (201) 790-8775
                              FAX (201) 790-8845

To The Board of Directors and Shareholders of Wolfpack Corporation

I have audited the accompanying consolidated balance sheet of Wolfpack Corporation as of January 4, 1999 and the related consolidated statements of operations, cash flows and shareholders' equity for period from inception, March 16, 1998, to January 4, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolfpack as of January 4, 1999 and the results of its operations, shareholders equity and cash flows for period from inception, March 16, 1998, to January 4, 1999 in conformity with generally accepted accounting principles.



                                Thomas Monahan
                              --------------------------
                              Thomas P. Monahan, CPA
June  10, 1999
Paterson, New Jersey

                             WOLFPACK CORPORATION
                          CONSOLIDATED BALANCE SHEET

                                                                  March 31,
                                                      January 4,     1999
                                                         1999     Unaudited
                                                      ----------  ----------
               Assets
Current assets
  Cash and cash equivalents                             $132,070   $ 72,819
  Inventory                                               60,367    129,132
  Prepaid expenses                                        57,091     57,091
                                                        --------   --------
  Current assets                                         249,528    259,042

Capital assets-net                                        43,811     41,711

Other assets

  Security deposits                                        5,500      5,500
                                                        --------   --------
Total other assets                                         5,500      5,500
                                                        --------   --------
Total assets                                            $298,839   $306,253
                                                        ========   ========

               Liabilities and Stockholders' Equity

Current liabilities
  Accounts payable                                      $ 15,600   $ 18,330
  Investor loans                                                      7,000
                                                        --------   --------
                                                          15,600     25,330
Stockholders' equity
Preferred stock - authorized 5,000,000 shares,
 $.001 per share each. At January 4, 1998, there -
 0- shares outstanding.
Common Stock authorized 20,000,000 shares,
 $0.001 par value each. At January 4, 1998, there
 are 2,000,000 and 2,000,000  shares outstanding
 respectively.                                             2,000      2,000


Additional paid in capital                               281,165    281,165
Retained earnings                                             74     (2,242)
                                                        --------   --------
Total stockholders' equity                               283,239    280,923
                                                        --------   --------
Total liabilities and stockholders' equity              $298,839   $306,253
                                                        ========   ========
WOLFPACK CORPORATION
STATEMENT OF OPERATIONS

                             WOLFPACK CORPORATION
                            STATEMENT OF OPERATIONS

                                                            For the period from
                                          For the period    inception, March 13,   For the three months
                                               from               1998, to           ended March 31,
                                         inception, March      March 31, 1998             1999
                                            16, 1998 to           Unaudited             Unaudited
                                          January 4, 1999   --------------------   --------------------
Revenue                                  $        672,619   $                -0-   $            139,185

Costs of goods sold                               405,540                    -0-                 82,021
                                                            --------------------   --------------------

Gross profit                                      267,079                    -0-                 57,164

Operations:
  General and administrative                      251,938                    -0-                 58,289
  Depreciation and  amortization                    7,278                    -0-                  2,100
                                         ----------------   --------------------   --------------------
  Total expense                                   259,216                    -0-                 60,389

Income before corporate income taxes                7,863                                        (3,225)
                                                                             -0-
Other income
  Interest income                                   3,013                                           909
                                         ----------------                          --------------------
Total other income and expenses                     3,013                                           909


Net income                               $         10,876   $                -0-   $             (2,316)
                                         ================   ====================   ====================


Net income (loss)  per share -basic      $           0.01   $               0.00   $              (0.00)
                                         ================   ====================   ====================
Number of shares outstanding-basic              2,000,000              2,000,000              2,000,000
                                         ================   ====================   ====================

                             WOLFPACK CORPORATION
                       STATEMENT OF STOCKHOLDERS EQUITY
                                   Unaudited

                      Preferred     Preferred                               Additional        Retained
                        Stock         stock        Common       Common    paid in capital     earnings
Date                                               Stock        Stock                                       Total
-------------                                    ---------    --------                                     --------
12-31-1998                  -0-     $     -0-          -0-    $    -0-    $           -0-     $    -0-     $    -0-
Issuance of                 -0-     $     -0-    2,000,000    $  2,000    $       281,165     $     74     $  1,000
shares for            ---------     ---------    ---------    --------    ---------------     --------     --------
acquisitions
01-04-1999                  -0-     $     -0-    2,000,000    $  2,000    $       281,165     $     74     $  1,000

Unaudited
Net loss                                                                                        (2,316)      (2,316)
                      ---------     ---------    ---------    --------    ---------------     --------     --------
03-31-1999                  -0-     $     -0-    2,000,000    $  2,000    $       281,165     $ (2,242)    $ (2,242)
                      =========     =========    =========    ========    ===============     ========     ========

                             WOLFPACK  CORPORATION
                     CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                For the period from
                                                          For the period from   inception, March 13,   For the three months
                                                              inception,              1998, to                ended
                                                           March 16, 1998 to       March 31, 1998         March 31, 1999
                                                            January 4, 1999           Unaudited              Unaudited
                                                          -------------------   --------------------   --------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                       $            10,876   $                -0-   $             (2,316)
  Depreciation                                                          7,278                    -0-                  2,100
Adjustments to reconcile net income (loss) to net cash
  Inventory                                                            60,754                                       (68,765)
  Prepaid expenses                                                    (28,716)
  Accounts payable                                                     15,600                                         2,730
                                                          -------------------                          --------------------
TOTAL CASH FLOWS FROM OPERATIONS                                       65,792                    -0-                (66,251)

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital withdrawal                                                   (7,500)
  Purchase of assets                                                  (35,139)
                                                          -------------------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                            (42,635)                   -0-

CASH FLOWS FROM FINANCING ACTIVITIES
  Loan from investors                                                                                                 7,000
                                                                                                       --------------------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                                                            7,000

NET INCREASE (DECREASE) IN CASH                                        30,653                    -0-                (59,251)
CASH BALANCE BEGINNING OF PERIOD                                      101,417                    -0-                132,070
                                                          -------------------   --------------------   --------------------
CASH BALANCE END OF PERIOD                                $           132,070   $                -0-   $             72,819
                                                          ===================   ====================   ====================

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

Note 1 -  Organization of Company and Issuance of Common Stock
          ----------------------------------------------------

     a. Creation of the Company

     Wolfpack Corporation (the "Company") was formed under the laws of Delaware on March 16, 1998 and is authorized to issue 20,000,000 shares of common stock, $0.001 par value each and 5,000,000 shares of preferred stock, $0.001 par value each.

     b. Description of the Company

     The Company was formed as a holding company for two subsidiary company's acquired through the Company's subsidiary Wolfpack Subsidiary, Corp. has two (2) subsidiaries Dina Porter, Inc. and AAM Investment Council, Inc. Dina Porter, Inc. (Dina Porter) is a retail store which specializes in contemporary clothing, jewelry and fine crafts. AAM Investment Council, Inc. (AAM) was formed in on February 15, 1990 under the laws of Pennsylvania by Peter Coker and Susan Coker. AAM is an investment adviser, that offers portfolio management designed to achieve unique investment objectives.

     c. Issuance of Shares of Common Stock

     On January 4, 1999, the Company issued 1,000,000 shares of common stock each to Susan Coker and Peter Coker in consideration for all of the issued and outstanding shares of common stock of Wolfpack Subsidiary, Corp. and its subsidiaries.

     Note 2 - Summary of Significant Accounting Policies
              ------------------------------------------

     a. Basis of Financial Statement Presentation

     The consolidated financial statements presented consist of the financial statements of the Company as at January 4, 1999 and the related statements of operations, stockholders' equity and cash flows for period from inception, March 16, 1998, to January 4, 1999 and the balance sheet of Wolfpack Subsidiary, Corp. at January 4, 1999 and the related statements of operations, stockholders' equity and cash flows for the period from inception, May 14, 1998, to January 4, 1999.

     The unaudited consolidated financial statements presented consist of the unaudited financial statements of the Company as at March 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999 and the unaudited balance sheet of Wolfpack Subsidiary, Corp. at March 31, 1999 and the related unaudited statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999


     b. Cash and cash equivalents

     The Company treats temporary investments with a maturity of less than three months as cash.

     c. Revenue recognition

     Revenue is recognized when products are shipped or services are rendered.

     d. Selling and Marketing Costs

     Selling and Marketing - Certain selling and marketing costs are expensed in the period in which the cost pertains. Other selling and marketing costs are expensed as incurred.

     e. Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five and seven years. Maintenance and repairs are charged against income and betterment's are capitalized

     f. Earnings per share

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE ("Statement No. 128"). Statement No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Statement No. 128 replaces APB Opinion 15, Earnings per Share ("EPS"). Statement No. 128 requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing net income by the total number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the Company such as common stock which may be issuable upon exercise of outstanding common stock options or the conversion of debt into common stock.

     Pursuant to the requirements of the Securities and Exchange Commission, the calculation of the shares used in computing basic and diluted EPS include the shares of common stock issued pursuant to certain related party acquisition agreements.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

Shares used in calculating basic and diluted net income per share were as follows:

                                         January 4, 1999

                                    -------------------------

 Total number common

     shares issued                           2,000,000
                                             =========


     g. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     h. Asset Impairment

     The Company adopted the provisions of SFAS No. 121, Accounting for the impairment of long lived assets and for long-lived assets to be disposed of effective January 1, 1996. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. There was no effect of such adoption on the Company's financial position or results of operations.

     i. Significant Concentration of Credit Risk

     At January 4, 1999 and March 31, 1999, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

     j. Recent Accounting Standards

     Accounting for Derivative Instruments and Hedging Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999


fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

     Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

     In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The Company is currently assessing the impact that adoption of this statement will have on consolidated financial position and results of operations.

     k. Unaudited financial information

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of March 31, 1999 and the results of its operations and its cash flows for the three months ended March 31, 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

     Note 3 - Transfer of Assets

     The Company was formed as a holding company for the acquisition of certain assets and operating entities through its subsidiary Wolfpack Subsidiary, Corp. which has two subsidiaries Dina Porter, Inc. and AAM Investment Council, Inc.

     The Company entered into an Agreement with Wolfpack Subsidiary, Corp., pursuant to which the Company exchanged all the issued and outstanding shares of common stock of Wolfpack Subsidiary, Corp. and its subsidiaries for an aggregate of 2,000,000 shares of common stock of the Company. The transaction has been accounted for as a transfer and is accounted for at historical cost as a pooling of interests with the recording of the net assets acquired at their historical book value.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999

     Note 4 - Related Party transactions

     Certain relationships

     Susan Coker and Peter Coker are officer's and directors of the Company, Wolfpack Subsidiary, Corp., Dina Porter and AAM.

     Peter Coker and Susan Coker are husband and wife.

     Note 5 - Commitments and Contingencies

     Lease Agreements

     On June 26, 1995, the Susan H. Coker d/b/a/ Dina Porter entered into a lease agreement for 4,251 square feet of retail space at The Cameron Village Shopping Center at 446 Daniel Street, Raleigh, North Carolina with an unrelated party for a period of 5 years beginning October 1, 1995 and ending September 30, 2000 for a rental of $4,530 per month. The lease requires a security deposit of $4,530. The amount of rent to be paid over the life of the lease is as follows:

          $54,355 per year October 1, 1995 through September 30, 1996 $56,194 per year October 1, 1996 through September 30, 1997. $58,033 per year October 1, 1997 through September 30, 1998. $59,872 per year October 1, 1998 through September 30, 1999 $61,711 per year October 1, 1999 through September 30, 2000

     The Company is also liable for additional rent equal to 6% of sales which is computed and paid on an annual basis with a natural break-even point through September 30, 1996, and thereafter computed and paid on a monthly basis.

     In addition, the Company will pay its pro rata share of ad valorem property taxes on the premises. This will be paid monthly in advance based on estimates of costs for the year. The monthly amounts due for this space is $173.58 for property taxes and $63.76 for insurance. These amounts will be adjusted once a year to reflect the actual pro rata costs for the year.

     The Company and AAM occupies office space on a month to month basis, rent free at 17 Glenwood Avenue, Raleigh, North Carolina 27603.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999


    Note 6 - Inventory

     Inventory has been recorded at the lower of cost or market under the first-in first-out method. At December 31 1998, inventory of goods available for sale was $60,367.

     Note 7 - Capital Assets

     Capital Assets for the Company consisted of the following at December 31, 1998:

                                            Accumulated
                                  Asset    depreciation  Balance
                                 --------  ------------  --------
       Vehicles                  $ 35,139  $      5,020  $ 30,119
       Furniture and fixtures      16,444  $      6,826  $  9,618
       Leasehold Improvements       7,358         3,284  $  4,074
                                 --------  ------------  --------
       Total                     $ 58,941  $     15,130  $ 43,811
                                 ========  ============  ========

     Note 8 - Income Taxes
              ------------

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of March 31, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

     At March 31, 1999, the Company has net operating loss carry forwards for income tax purposes of $2,242. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

                             WOLFPACK CORPORATION
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                JANUARY 4, 1999


     The components of the net deferred tax asset as of March 31, 1998 are as follows:

     Deferred tax asset:

          Net operating loss carry forward                   $   762

          Valuation allowance                                $  (762)
                                                             -------
          Net deferred tax asset                             $   -0-
                                                             =======

     The Company recognized no income tax benefit for the loss generated in the period from inception, March 16, 1998, to March 31, 1999. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

     Note 9 - Limited Offering
              ----------------

     The Company offered for sale a 2,775,000 shares of common stock at a price of $0.10 per share, pursuant to Rule 504 of Regulation D of the Securities Act, as amended.

     As if March 31, 1999, the Company sold an aggregate of 70,000 shares for an aggregate of $7,000. Because the shares underlying the offering had not been issued, the money advanced was treated as an investor loan pending the issuance of the shares.

     Subsequent to the date of the financial statements, the Company sold an aggregate of 2,715,000 shares have been sold for an aggregate consideration of $271,500. The Company incurred an aggregate of $19,300 in offering expenses.

     In addition, the Company issued an aggregate of 50,000 shares of common stock to Kaplan Gottbetter & Levenson in consideration for legal services valued at $5,000.

                                   PART III

Item 1.   Index to Exhibits.



     Exhibit No.              Description
     -----------              -----------



       2.1 Acquisition Agreement dated as of dated January 4, 1999 by and between Wolfpack Corporation, Wolfpack Subsidiary Corp. and AAM Investment Council, Inc.



       2.2 Acquisition Agreement dated as of dated January 4, 1999 by and between Wolfpack Corporation, Wolfpack Subsidiary Corp. and Dina Porter, Inc.



       3.1                    Certificate of Incorporation of Registrant



       3.2                    By-laws of Registrant



      10.1 Material Contracts (Lease dated April 20, 1995 by and between Dina Porter Gallery and York Properties, Inc.)



       21                     List of Subsidiaries of the Registrant

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        WOLFPACK CORPORATION

Date: June 21, 1999                     By: /s/ Peter L. Coker, Sr.
                                            ---------------------------------
                                            Peter L. Coker, Sr.
                                            President, Treasurer and Director


Date: June 21, 1999                     By: /s/ Susan H. Coker
                                            ---------------------------------
                                            Susan H. Coker
                                            Secretary and Director